Exhibit 99.2

26 September 2005

Manager of Company Announcements

Australian Stock Exchange

Exchange Centre

Level 3

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

We refer to the Company’s announcement today in relation to the Global Capital Raising. Shareholder approval is required in relation to the Global Capital Raising.

The general meeting of shareholders seeking the requisite approval has been convened for 10:30 am on 28 October 2005 at Unit 2, 10 Rodborough Road, Frenchs Forest, Sydney NSW Australia. Enclosed with this letter is the notice of meeting

Please contact me if you have any questions.

David McGarvey
Chief Financial Officer/Company Secretary

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9451 5961
ABN 75 082 811 630	Frenchs Forest NSW 2086	F 02 9451 3622
	Australia	www.pharmaxis.com.au

Pharmaxis Ltd ABN 75 082 811 630

26 September 2005

Dear Shareholder

GENERAL MEETING

As a result of achieving a number of significant business objectives over the last year, including listing American Depository Shares on the NASDAQ National Market and the successful completion of a Phase II cystic fibrosis clinical trial, the Company is proposing to undertake a global capital raising. This is to accelerate the commercial development of the Company’s projects, to reach a strong revenue generating position sooner and to broaden the commercial opportunity for the Company’s projects.

The global capital raising comprises of two parts:

•	a placement of fully paid ordinary shares to institutional, sophisticated and professional investors primarily in Australia; and

•	the issue of fully paid ordinary shares in the form of ADSs under a United States disclosure document to institutional, sophisticated, professional and retail investors, primarily in the United States,

(Global Capital Raising).

Wilson HTM Corporate Finance Ltd (Wilson HTM) and CIBC World Markets Corp. (CIBC) have been appointed as joint lead managers of the Global Capital Raising and will undertake a co-ordinated global bookbuild in connection with the Global Capital Raising. Pharmaxis proposes to issue up to 42.7 million shares in the Global Capital Raising, with the issue price determined by the Company following the bookbuild.

The proposed global capital raising arises from an increased interest in the Company by international markets and reflects the worldwide opportunity for the pharmaceutical products under development.

The funds raised in the Global Capital Raising will be used for the following purposes:

•	to fund the final clinical development of Bronchitol for the treatment of cystic fibrosis;

•	to prepare for the commercial launch of Aridol for the management of asthma;

•	to broaden the commercial opportunity for Aridol by funding additional clinical studies in asthma and chronic obstructive pulmonary disease;

•	to fund the clinical development of Bronchitol for the treatment of bronchiectasis and chronic bronchitis;

•	to fund pre-clinical development of the Company’s product pipeline; and

•	to fund further expansion of our manufacturing facilities.

Shareholder approval is required in respect of the issue and allotment of the shares. A General Meeting of the Company has been convened for 10:30 am on 28 October 2005 at the Company’s offices at Unit 2, 10 Rodborough Road Frenchs Forest NSW 2086 to consider the following:-

“The number of shares to be issued under the global capital raising exceeds the 15% share issue capacity limit in ASX Listing Rule 7.1. Shareholder approval is sought in order to issue and allot ordinary shares as part of the global capital raising.”

I encourage you to vote on the resolutions contained in the notice of meeting either in person or by returning the enclosed proxy form.

Yours sincerely

Alan Robertson
Chief Executive Officer

Pharmaxis Ltd ABN 75 082 811 630

Notice of General Meeting

Notice is hereby given that a General Meeting of the shareholders of Pharmaxis Ltd ABN 75 082 811 630 (Company) will be held at 10:30 am on 28 October 2005 at Unit 2, 10 Rodborough Road, Frenchs Forest, Sydney NSW 2086.

Business

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:-

1.	That approval be given in accordance with ASX Listing Rule 7.1 for the issue and allotment of up to 42.7 million fully paid ordinary shares in the capital of the Company in the Global Capital Raising, as detailed in the explanatory statement.

Other Business

To deal with any other business that may be brought forward in accordance with the constitution of the Company and the Corporations Act 2001.

Voting Restrictions

Resolution 1

The Company will disregard any votes cast on resolution 1 by:

•	any person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder if the resolution is passed; and

•	an associate of any such person.

However, the Company need not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form to vote as the proxy decides.

By order of the Board

Mr David McGarvey
Company Secretary
26 September 2005

Voting Entitlements

For the purpose of ascertaining voting entitlements at the General Meeting, ordinary shares will be taken to be held by the persons who are registered as shareholders of the Company at 7:00 pm Sydney time on 26 October 2005.

Proxies

A proxy form accompanies this notice of meeting. Each shareholder entitled to attend and vote has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. The proxy form must be deposited no later than 48 hours before the commencement of the meeting at Computershare Investor Services Pty Limited, located at Level 2, 60 Carrington Street, Sydney NSW 2000 or by post at GPO Box 7045, Sydney NSW 2001 or at the Company’s registered office, Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086, or by facsimile to Computershare Investor Services Pty Limited on +61 (02) 8235 8220 or to the Company on +61 (02) 9451 3622.

EXPLANATORY STATEMENT

Background

Pharmaxis Ltd (Company) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. The Company is undertaking research into new treatments for autoimmune diseases including multiple sclerosis and rheumatoid arthritis. The Company is most advanced in the development of products for asthma and for chronic obstructive pulmonary diseases, including bronchiectasis and chronic bronchitis, and cystic fibrosis.

The Company’s ordinary shares are quoted on the Australian Stock Exchange Ltd (ASX). On 29 August 2005, The Company’s American Depositary Shares (ADSs) were listed on the NASDAQ National Market (NASDAQ). ADSs are commonly used to facilitate the holding and trading of non United States securities by United States residents. Each ADS represents 15 ordinary shares in the Company.

Following the Company’s listing on NASDAQ and the announcement on the 31st August 2005 concerning the Company’s Phase II cystic fibrosis clinical trial, the Company is proposing to undertake a global capital raising (Global Capital Raising).

Wilson HTM Corporate Finance Ltd (Wilson HTM) and CIBC World Markets Corp. (CIBC) have been appointed as joint lead managers of the Global Capital Raising and will conduct a co-ordinated bookbuild as part of the Global Capital Raising. Details of the proposed Global Capital Raising are set out below:-

Global Capital Raising Summary
Maximum number of ordinary shares for which shareholder approval is sought	Up to 42.7 million ordinary shares.

Issue price of the ordinary shares to be issued	To be determined by the Company following a co-ordinated global bookbuild to be conducted by Wilson HTM and CIBC

Aggregate maximum amount to be raised by the Company	To be determined based on the issue price of the ordinary shares

Purpose of the Global Capital Raising

The funds raised in the Global Capital Raising will be used by the Company:

•	to fund the final clinical development of Bronchitol for the treatment of cystic fibrosis;

•	to prepare for the commercial launch of Aridol for the management of asthma;

•	to broaden the commercial opportunity for Aridol by funding additional clinical studies in asthma and chronic obstructive pulmonary disease;

•	to fund the clinical development of Bronchitol for the treatment of bronchiectasis and chronic bronchitis;

•	to fund pre-clinical development of the Company’s product pipeline;

•	to fund further expansion of our manufacturing facilities; and

•	for general corporate purposes and general working capital.

Structure of the Proposed Global Capital Raising

To enable the Global Capital Raising to be conducted in Australia, the United States and other jurisdictions, the Global Capital Raising is proposed to be undertaken concurrently in two parts.

•	The first part of the Global Capital Raising is the placement of ordinary shares to institutional, sophisticated and professional investors primarily in Australia who do not require a disclosure document (Australian Placement).

•	The second part of the Global Capital Raising is a public offering to be undertaken pursuant to a United States disclosure document (US Offering). As part of the US Offering, the Company has filed a Form F-1 Registration Statement under the Securities Act of 1933 with the United States Securities and Exchange Commission (US Prospectus)

The Company will issue up to 42.7 million ordinary shares in the Global Capital Raising. The final allocation of the ordinary shares between the Australian Placement and the US Offering may vary.

1. Australian Placement component of the Global Capital Raising

Number of Ordinary Shares to be Issued in the Australian Placement	The Company is proposing to place up to 17.5 million ordinary shares in the Australian Placement component of the Global Capital Raising.

Issue Price of Ordinary Shares	The issue price of the ordinary shares to be issued in the Australian Placement and the US Offering will be the same. The issue price of the ordinary shares will be determined by the Company on completion of the co-ordinated global bookbuild to be undertaken by Wilson HTM and CIBC. The Company will use the prevailing exchange rate between United States and Australian dollars at that time.

As required by ASX Listing Rules, the issue price of the ordinary shares will be at least 80% of the average market price of the Company’s ordinary shares on ASX in the five trading days prior to the issue of the ordinary shares in the Global Capital Raising.

Timing of Issue and Allotment of Ordinary Shares	The issue and allotment of ordinary shares in the Australian Placement and the US Offering will be undertaken contemporaneously. Subject to the receipt of necessary shareholder approval, it is proposed that all the ordinary shares be issued on the closing of the US Offering.

In any event, subject to shareholder approval, the Company will issue and allot the ordinary shares sold in the Australian Placement no later than three months after the General Meeting.

Allottees of Australian Placement Ordinary Shares	The ordinary shares will be placed with institutional, sophisticated and professional investors primarily in Australia who do not require a disclosure document under the Corporations Act 2001 (Cth). The Company may also place shares to institutional, sophisticated and professional investors not requiring a disclosure document in Europe and Asia. The identity of the allottees of ordinary shares in the Australian Placement will be determined by Wilson HTM, after consultation with the Company, through the bookbuild process.

Australian Placement Manager	Wilson HTM have been appointed as joint lead manager of the Global Capital Raising, will manage the Australian Placement and as a result will be paid customary management, settlement underwriting and selling fees in relation to the amount raised in the Australian Placement.

Terms of Ordinary Shares issued under Australian Placement	The Company will issue fully paid ordinary shares in the Australian Placement part of the Global Capital Raising. The ordinary shares to be issued will rank equally with all existing fully paid ordinary shares on issue in the capital of the Company. The terms of the ordinary shares are derived though a combination of the constitution of the Company and Australian law.

2. US Offering component of the Global Capital Raising

Number of Shares and ADSs Offered in the US Prospectus	The Company is proposing to issue up to 21 million ordinary shares in the form of 1.4 million ADS in the US Prospectus with the ability to accept over subscriptions of an additional 4.2 million ordinary shares in the form of 280,000 ADSs.

Issue Price of Ordinary Shares and ADSs	The issue price of the ordinary shares to be issued in the Australian Placement and the US Offering will be the same. The issue price of the ordinary shares will be determined by the Company on completion of the co-ordinated global bookbuild to be undertaken by Wilson HTM and CIBC. The Company will use the prevailing exchange rate between United States and Australian dollars at that time.

As required by ASX Listing Rules, the issue price of the ordinary shares will be at least 80% of the average market price of the Company’s ordinary shares on ASX in the five trading days prior to the issue being made.

Investors in the US Offering will purchase ordinary shares in the form of ADSs in United States dollars. As one ADS represents 15 ordinary shares in the Company, the issue price of the ADSs offered in the US Offering will be 15 times the issue price of each ordinary share.

Timing of Issue and Allotment of Ordinary Shares and ADSs	The issue and allotment of ordinary shares in the Australian Placement and the US Offering will be undertaken contemporaneously. Subject to the receipt of necessary shareholder approval, it is proposed that all the ordinary shares be issued on the closing of the US Offering.

In any event, subject to shareholder approval, the Company will issue and allot the ordinary shares in the form of ADSs sold in the US Offering no later than three months after the General Meeting.

Allottees of US Offering Ordinary Shares and ADSs	The identity of the allottees of ordinary shares in the form of ADSs in the US Prospectus will be determined by CIBC, after consultation with the Company, through the book-build process. The Company expects that these investors will predominantly be United States and European institutional, sophisticated and professional investors. There may also be a limited number of retail investors.

US Offering Manager	CIBC have been appointed as joint lead manager of the Global Capital Raising. CIBC will manage the US Offering and CIBC and other members of a syndicate of brokers will be paid customary management, underwriting and selling fees in relation to the amount raised in the US Offering.

Terms of Ordinary Shares and ADSs issued under the US Offering	The Company will issue fully paid ordinary shares in the form of ADSs in the US Offering part of the Global Capital Raising. The ordinary shares to be issued will rank equally with all existing fully paid ordinary shares on issue in the capital of the Company. The terms of the ordinary shares are derived though a combination of the constitution of the Company and Australian law.

Ordinary shares in the form of ADSs will be purchased by investors in the US Offering. The terms of the ADSs are set out in a depositary agreement between the Company, The Bank of New York (in its capacity as depositary and holders of ADSs) and the investors.

Resolution 1

Approval of issue of ordinary shares in the Global Capital Raising under ASX Listing Rule 7.1

In general terms, ASX Listing Rule 7.1 requires shareholder approval for the issue of securities if, over a 12 month period, the number of securities issued is greater than 15% of the ordinary shares of the Company at the start of the 12 month period.

At the date of this explanatory statement, the Company has 134,982,092 fully paid ordinary shares and 11,301,500 options over ordinary shares on issue. The Company requires shareholder approval to issue the shares the subject of the Global Capital Raising.

The Company is seeking approval under ASX Listing Rule 7.1 for the issue of up to 42.7 million fully paid ordinary shares in the Global Capital Raising. If resolution 1 is approved, the ordinary shares will be issued on closing of the Global Capital Raising and in no event later than three months after the date of the General Meeting.

Recommendation

The Board unanimously recommends that shareholders vote in favour of resolution 1.

pharma/is Pharmaxis Ltd ABN75 082 811 630 Mark this box with an rX’ if you have made any changes to your address details (see reverse)

Proxy Form

All correspondence to:

Computershare Investor Services Pty Limited GPO Box 7045 Sydney New South Wales 2001 Australia Enquiries (within Australia) 1300 855 080 (outside Australia) 61 3 9415 4000 Facsimile 61 3 9473 2500 www.computershare.com

I I II I I III III

PXS

MR JOHN SMITH 1 FLAT 123

123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I	| \”1”111 ““ “‘ I I are appointing as your proxy

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Pharmaxis Ltd to be held at the Company’s registered office, Unit 2,10 Rodborough Road, Frenchs Forest NSW 2086 on 28 October 2005 at 10.30 am and at any adjournment of that meeting.

Appointment of Proxy

I/We being a member/s of Pharmaxis Ltd and entitled to attend and vote hereby appoint the Chairman of the Meeting (mark with an ‘X’)

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual c body corporate (excluding the registered Securityholder) yoi the Meeting, as my/our proxyt

IMPORTANT: FOR ITEM 1 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 1 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of this item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 1 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of this item.

Voting directions to your proxy—please mark to indicate your directions

For Against Abstain* Ordinary Business

Item 1 Approval of issue of shares under ASX Listing Rule 7.1

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of the item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy noMo vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Individual or Securityholder 1 Securityholder 2 Securityholder 3

Sole	Director and Director Director/Company Secretary

Sole Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you. Contact Name Contact Daytime Telephone Date PXS 1 7 PR

How to complete the Proxy Form

1	Your Address

This is your address as it appears on the company’s share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an ‘x’) should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company’s share registry or you may copy this form.

To appoint a second proxy you must:

(a)	on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b)	return both forms together in the same envelope.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the company’s share registry or at www.computershare.com.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.30 am on 28 October 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Unit 2,10 Rodborough Road, Frenchs Forest NSW 2086 Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086 Share Registry - Computershare Investor Services Pty Limited, GPO Box 4195, Sydney NSW 2001 Australia
BY FAX	Registered Office - 61 2 9451 3622 Share Registry - 61 3 9473 2118